Exhibit 99.1

Smart Share Global Limited Announces First Quarter 2022 Results

Number of POIs1 reached 861 thousand as of the end of the first quarter of 2022

Newly registered users2 were 12.0 million during the first quarter of 2022

SHANGHAI, China, June 15, 2022 (GLOBE NEWSWIRE) -- Smart Share Global Limited (“Energy Monster” or the “Company”), a consumer tech company providing mobile device charging service, today announced its unaudited financial results for the quarter ended March 31, 2022.

HIGHLIGHTS FOR THE FIRST QUARTER OF 2022

•	As of March 31, 2022, the Company’s services were available in 861 thousand POIs, compared with 845 thousand as of December 31, 2021.

•	As of March 31, 2022, approximately 38.9% of POIs were operated through our network partner model, compared with 38.0% as of December 31, 2021.

•	As of March 31, 2022, the Company’s available-for-use power banks[3] were 5.7 million.

•	As of March 31, 2022, cumulative registered users reached 298.9 million, with 12.0 million newly registered users acquired during the quarter.

“The first quarter of 2022 has been a challenging quarter for Energy Monster in light of the continuous outbreak of COVID in cities such as Shanghai, Beijing, Shenzhen, Tianjin, Hangzhou and Changchun. These outbreaks continue to adversely affect the foot traffic to offline POIs in regions of the outbreak and surrounding areas. The large-scale outbreaks starting in Shanghai and Beijing starting in March have more significantly impacted our operation in the second quarter of 2022, but we are already seeing a healthy recovery trend starting in June,” said Mars Guangyuan Cai, Chairman and Chief Executive Officer. “While the impact of COVID outbreaks have presented a challenging environment, we continue to stay long-term oriented and focused on laying the ground work for expanding our market leading position in China’s mobile device charging service industry.”

“We continue to expand the coverage of our service network through a combination of our direct operation and network partner models. Our POI coverage and our user base continues to increase despite the headwinds brought on by COVID outbreaks,” said Peifeng Xu, Chief Operating Officer. “We also launched a series of innovative initiatives that leverage the advantages of direct operation and network partner models. Initiatives such as the opening of all regions to both models and leveraging our direct operation team to attract new network partners allow us to extract higher levels of synergy between our two core models.”

“Efficiency has always been a crucial part of Energy Monster’s operating philosophy and a key differentiator that set us apart from our peers within the industry. Although the efficiency of our direct operation and network partner team remains market-leading, we continue to identify ways to increase their efficiency through measures such as back-end tool improvement and model innovation. We also continue to make strides in improving our asset efficiency through our power bank optimization program and the launch of our newer generation of cabinets this year,” said Maria Yi Xin, Chief Financial Officer. “As a result of such initiatives, our operating efficiency continues to improve as business development personnels on average are able to cover more POIs and our asset efficiency continues to increase as we reduce the average asset for each POI.”

1 The Company defines number of points of interests, or POIs, as of a certain day as the total number of unique locations whose proprietors (location partners) have entered into contracts with the Company or its network partners on that day.

2 The Company defines cumulative registered users as the total number of users who have agreed to register their mobile phone numbers with the Company via its mini programs since inception, and the number of cumulative registered users of the Company on a certain date is the number of unique mobile phone numbers that have been registered with the Company since inception on that date.

3 The Company defines available-for-use power banks as of a certain date as the number of power banks in circulation on that day.

FINANCIAL RESULTS FOR THE FIRST QUARTER OF 2022

Revenues were RMB737.1 million (US$116.3 million4) for the first quarter of 2022, representing a 13.0% decrease from the same period in 2021. The decrease was primarily due to the decrease in revenues from mobile device charging business as a result of the impact of COVID-19 during the quarter.

•	Revenues from mobile device charging business decreased by 12.1% to RMB717.7 million (US$113.2 million) for the first quarter of 2022 from RMB816.8 million in the same period of 2021. The decrease was primarily attributable to the impact of COVID-19 during the first quarter of 2022.

•	Revenues from power bank sales decreased by 48.3% to RMB12.9 million (US$2.0 million) for the first quarter of 2022 from RMB25.0 million in the same period of 2021. The decrease was primarily attributable to the impact of COVID-19 during the first quarter of 2022.

•	Revenues from other revenues, which mainly comprise of revenue from adverting services and new business initiatives, increased by 25.5% to RMB6.4 million (US$1.0 million) for the first quarter of 2022 from RMB5.1 million in the same period of 2021. The increase was primarily attributable to the increase in users, advertisement efficiency and new business initiatives.

Cost of revenues increased by 2.4% to RMB127.6 million (US$20.1 million) for the first quarter of 2022 from RMB124.6 million in the same period last year. The increase of cost of revenues was primarily due to the increase in depreciation cost from more equipment in response to the increase in operational scale.

Research and development expenses increased by 31.2% to RMB27.1 million (US$4.3 million) for the first quarter of 2022 from RMB20.6 million in the same period last year. The increase was primarily due to the increase in personnel related expenses.

Sales and marketing expenses decreased by 0.3% to RMB659.7 million (US$104.1 million) for the first quarter of 2022 from RMB661.7 million in the same period last year. The decrease was primarily due to the decrease in entry fees and incentive fees paid to location partners.

General and administrative expenses increased by 2.1% to RMB27.4 million (US$4.3 million) for the first quarter of 2022 from RMB26.8 million in the same period last year. The increase was primarily due to the increase in professional service and office rental expenses.

Loss from operations for the first quarter of 2022 was RMB99.3 million (US$15.7 million), compared to an income from operations of RMB23.8 million in the same period last year. The loss from operations was primarily attributable to the impact of regional COVID-19 outbreaks in China.

Net loss for the first quarter of 2022 was RMB96.4 million (US$15.2 million), compared to a net income of RMB15.1 million in the same period last year.

Adjusted net loss5 for the first quarter of 2022 was RMB89.7 million (US$14.1 million), compared to an adjusted net income of RMB23.2 million in the same period last year.

Net loss attributable to ordinary shareholders for the first quarter of 2022 was RMB96.4 million (US$15.2 million), compared to a net loss attributable to ordinary shareholders of RMB4.8 billion in the same period last year.

4 The U.S. dollar (US$) amounts disclosed in this press release, except for those transaction amounts that were actually settled in U.S. dollars, are presented solely for the convenience of the readers. The conversion of Renminbi (RMB) into US$ in this press release is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of March 31, 2022, which was RMB6.3393 to US$1.0000. The percentages stated in this press release are calculated based on the RMB amounts.

5 See the sections entitled “Non-GAAP Financial Measure” and “Unaudited Reconciliation of GAAP and Non-GAAP Results” in this press release for more information.

As of March 31, 2022, the Company had cash and cash equivalents, restricted cash and short-term investments of RMB2.8 billion (US$435.9 million).

Business Outlook

For the second quarter of 2022 ending June 30, 2022, the Company expects to generate RMB660 million to RMB690 million of revenues. This forecast considers the potential impact of the ongoing COVID-19 outbreaks and reflects the Company’s current and preliminary views on the market and operational conditions, which are subject to change, particularly as to the potential impact of COVID-19 on the economy in China.

Conference Call Information

The company will hold a conference call at 8:00 A.M. Eastern Time on Wednesday, June 15, 2022 (8:00 P.M. Beijing Time on Wednesday, June 15, 2022) to discuss the financial results. Listeners may access the call by dialing the following numbers:

International:	+65-6780-1201
United States:	+1-332-208-9458
Mainland China:	+86-400-820-6895
China Hong Kong:	+852-3018-8307

Conference ID / Passcode:	4174785

Participants may also access the call via webcast: https://edge.media-server.com/mmc/p/7uwui4ox

A telephone replay will be available through June 22, 2022. The dial-in details are as follows:

International:	+61-2-8199-0299
United States:	+1-855-452-5696
Mainland China:	+86-400-820-9703
China Hong Kong:	+852-3051-2780

Access Code:	4174785

A live and archived webcast of the conference call will also be available at the Company's investor relations website at https://ir.enmonster.com/

About Smart Share Global Limited

Smart Share Global Limited (Nasdaq: EM), or Energy Monster, is a consumer tech company with the mission to energize everyday life. The company is the largest provider of mobile device charging service in China with the number one market share. The company provides mobile device charging service through its power banks, which are placed in POIs such as entertainment venues, restaurants, shopping centers, hotels, transportation hubs and public spaces. Users may access the service by scanning the QR codes on Energy Monster’s cabinets to release the power banks. As of March 31, 2022, the company had 5.7 million power banks in 861,000 POIs across more than 1,700 counties and county-level districts in China.

Contact Us

Investor Relations

Hansen Shi

ir@enmonster.com

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, forward-looking statements can be identified by words or phrases such as "may," "will," "expect," "anticipate," "target," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to," or other similar expressions. Among other things, the business outlook and quotations from management in this announcement, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission ("SEC"), in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Energy Monster’s strategies; its future business development, financial condition and results of operations; the impact of technological advancements on the pricing of and demand for its services; competition in the mobile device charging service industry; Chinese governmental policies and regulations affecting the mobile device charging service industry; changes in its revenues, costs or expenditures; the risk that COVID-19 or other health risks in China or globally could adversely affect its operations or financial results; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

NON-GAAP FINANCIAL MEASURE

In evaluating its business, the Company considers and uses non-GAAP adjusted net income/(loss) in reviewing and assessing its operating performance. The presentation of this non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company presents this non-GAAP financial measure because it is used by management to evaluate operating performance and formulate business plans. The Company believes that this non-GAAP financial measure helps identify underlying trends in its business, provide further information about its results of operations, and enhance the overall understanding of its past performance and future prospects.

Non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP, and have limitations as analytical tools. The Company’s non-GAAP financial measure does not reflect all items of expenses that affect its operations and does not represent the residual cash flow available for discretionary expenditures. Further, the Company’s non-GAAP measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore its comparability may be limited. The Company compensates for these limitations by reconciling its non-GAAP financial measure to the nearest U.S. GAAP performance measure, which should be considered when evaluating performance. Investors and others are encouraged to review the Company’s financial information in its entirety and not rely on a single financial measure.

The Company defines non-GAAP adjusted net income/(loss) as net income/(loss) excluding share-based compensation expenses. For more information on the non-GAAP financial measure, please see the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

Smart Share Global Limited
Unaudited Consolidated Balance Sheets
(In thousands, except share and per share data, unless otherwise noted)

	December 31, 2021	March 31, 2022	March 31, 2022
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	1,296,924	957,120	150,982
Restricted cash	19,671	4,601	726
Short-term investments	1,418,721	1,780,399	280,851
Accounts receivable, net	14,881	11,616	1,832
Notes receivable	5,622	5,154	813
Inventory	4,373	3,223	508
Prepayments and other current assets	487,540	396,431	62,536

Total current assets	3,247,732	3,158,544	498,248

Non-current assets:
Long-term restricted cash	20,000	21,000	3,313
Property, equipment and software, net	945,226	883,604	139,386
Long-term prepayments to related parties	20,037	13,213	2,084
Right-of-use assets,net*	-	23,977	3,782
Other non-current assets	164,986	143,384	22,619

Total non-current assets	1,150,249	1,085,178	171,184

Total assets	4,397,981	4,243,722	669,432

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts and notes payable	551,751	533,924	84,224
Amounts due to related parties-current	23,290	7,566	1,194
Salary and welfare payable	120,444	101,073	15,944
Taxes payable	10,195	8,373	1,321
Financing payable-current	84,175	82,006	12,936
Current portion of lease liabilities*	-	15,918	2,511
Accruals and other current liabilities	238,510	243,893	38,473

Total current liabilities	1,028,365	992,753	156,603

Non-current liabilities:
Financing payable-non-current	85,658	73,049	11,523
Non-current lease liabilities*	-	4,054	640
Amounts due to related parties-non-current	1,000	1,000	158
Other non-current liability	16,489	15,169	2,393
Deferred tax liabilities, net	34,445	34,445	5,434

Total non-current liabilities	137,592	127,717	20,148

Total liabilities	1,165,957	1,120,470	176,751

SHAREHOLDERS' EQUITY
Ordinary shares	347	347	55
Treasury stock	(27,784)	(41,026)	(6,472)
Additional paid-in capital	11,799,301	11,806,017	1,862,353
Statutory reserves	16,593	16,592	2,617
Accumulated other comprehensive income	51,556	45,721	7,212
Accumulated deficit	(8,607,989)	(8,704,399)	(1,373,085)

Total shareholders' equity	3,232,024	3,123,252	492,681

Total liabilities and shareholders' equity	4,397,981	4,243,722	669,432

* On 1 January  2022, the Company adopted ASC 842, Leases and used the additional transition method to initially apply this new lease standard at the adoption date. Right-of-use assets and lease liabilities were recognized on the Company's consolidated financial statements.

Smart Share Global Limited
Unaudited Consolidated Statements of Comprehensive Income/(Loss)
(In thousands, except share and per share data, unless otherwise noted)

	Three months ended March 31,
	2021	2022
	RMB	RMB	US$
Revenues:
Mobile device charging business	816,763	717,739	113,221
Power bank sales	25,011	12,932	2,040
Others	5,104	6,406	1,011

Total revenues	846,878	737,077	116,272

Cost of revenues	(124,622)	(127,553)	(20,121)
Research and development expenses	(20,628)	(27,062)	(4,269)
Sales and marketing expenses	(661,675)	(659,679)	(104,062)
General and administrative expenses	(26,819)	(27,376)	(4,318)
Other operating income	10,705	5,277	832

Income/(loss) from operations	23,839	(99,316)	(15,666)

Interest and investment income	3,269	11,587	1,828
Interest expense to third parties	(10,439)	(8,414)	(1,327)
Foreign exchange gain/(loss), net	2,441	(268)	(42)
Other loss	(201)	-	-

Income/(loss) before income tax expense	18,909	(96,411)	(15,207)

Income tax expense	(3,813)	-	-

Net income/(loss)	15,096	(96,411)	(15,207)

Accretion of convertible redeemable preferred shares	(4,729,719)	-	-
Deemed dividend to preferred shareholders	(104,036)	-	-
Net loss attributable to ordinary shareholders of Smart Share Global Limited	(4,818,659)	(96,411)	(15,207)

Net income/(loss)	15,096	(96,411)	(15,207)

Other comprehensive loss
Foreign currency translation adjustments, net of nil tax	(99,036)	(5,835)	(920)

Total comprehensive loss	(83,940)	(102,246)	(16,127)

Accretion of convertible redeemable preferred shares	(4,729,719)	-	-
Deemed dividend to preferred shareholders	(104,036)	-	-
Comprehensive loss attributable to ordinary shareholders of Smart Share Global Limited	(4,917,695)	(102,246)	(16,127)

Weighted average number of ordinary shares used in computing net loss per share
- basic and diluted	69,535,853	517,408,222	517,408,222

Net loss per share attributable to ordinary shareholders
- basic and diluted	(69.30)	(0.20)	(0.03)

Net loss per ADS attributable to ordinary shareholders
- basic and diluted	-	(0.40)	(0.06)

Smart Share Global Limited
Unaudited Reconciliation of GAAP and Non-GAAP Results
(In thousands, except share and per share data, unless otherwise noted)

	Three months ended March 31,
	2021	2022
	RMB	RMB	US$
Net income/(loss)	15,096	(96,411)	(15,207)
Add:
Share-based compensation	8,141	6,716	1,059

Adjusted net income/(loss) (non-GAAP)	23,237	(89,695)	(14,148)